Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Renewable’s 2013 second quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2013 second quarter results conference call can be accessed via webcast on August 8, 2013 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until September 8, 2013.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE REPORTS STRONG Q2 2013 RESULTS

HAMILTON, Bermuda, August 8, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced significantly improved results for the three and six months ended June 30, 2013.

“We are very pleased with our results for the second quarter and first half of the year,” said Richard Legault, President and CEO of Brookfield Renewable. “Recent acquisitions have met or exceeded expectations and contributed meaningfully to improved generation and cash flows. Moreover, we continue to be very well positioned for growth, with significant upside tied to a strengthening U.S. economy and ultimately, rising energy prices. The current investment environment complements our unique strengths as a renewable energy company and is expected to further support attractive total returns to shareholders over time.”

Financial Results

Unaudited	Three months ended		Six months ended
US$ millions	June 30		June 30
(except per unit amounts)
	2013	2012	2013	2012
Generation (GWh)
- Total	6,265	4,101	11,800	8,918
- Brookfield Renewable's share	5,403	3,638	10,037	8,091
Revenues	$484	$337	$921	$763
Adjusted EBITDA(1)	$357	$221	$676	$539
Funds from operations (FFO)(1)	$187	$87	$349	$262
FFO per unit(1)(2)	$0.71	$0.33	$1.32	$0.99

(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Weighted average LP units, redeemable/exchangeable partnership units held by Brookfield Asset Management and general partnership units totaled 265.2 million

Review of Operations

Total generation was 6,265 GWh for the three months ended June 30, 2013 compared to the long-term average of 6,171 GWh and to 4,101 GWh for the same period in the prior year. Hydroelectric generation was 1,948 GWh higher than the prior year reflecting new assets which performed strongly and contributed 994 GWh to generation, and a return to long-term average generation in the current quarter relative to the very dry conditions in the same period last year. Reservoir levels on a portfolio basis are in line with long-term average conditions for this time of year.

Generation from wind totaled 737 GWh and was essentially in line with the long-term average. Wind generation increased by 270 GWh year-over-year, reflecting improved wind conditions as well as the acquisition of wind facilities in California.

For the second quarter, Adjusted EBITDA was $357 million as compared to $221 million in Q2 2012, and assets acquired in the last year contributed $45 million. Funds from operations of $187 million or $0.71 per unit was in line with plan as compared with $87 million or $0.33 per unit in the prior year.

For the first half of 2013, funds from operations of $349 million or $1.32 per unit was in line with plan as compared with $262 million or $0.99 per unit in the first six months of 2012.

The tables below summarize generation by segment and region:

	Generation (GWh)			Variance of Results
	Actual 2013	Actual 2012	LTA 2013	Actual vs. LTA	Actual vs. Prior Year
For the three months ended June 30
Hydroelectric generation
United States	2,942	1,619	2,829	113	1,323
Canada	1,519	986	1,461	58	533
Brazil (1)	903	811	903	-	92
	5,364	3,416	5,193	171	1,948
Wind Energy
United States	459	221	468	(9)	238
Canada	278	246	292	(14)	32
	737	467	760	(23)	270
Other	164	218	218	(54)	(54)
Total generation (2)	6,265	4,101	6,171	94	2,164
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

	Generation (GWh)			Variance of Results
	Actual 2013	Actual 2012	LTA 2013	Actual vs. LTA	Actual vs. Prior Year
For the six months ended June 30
Hydroelectric generation
United States	5,503	3,577	5,218	285	1,926
Canada	2,801	2,294	2,657	144	507
Brazil (1)	1,839	1,678	1,839	-	161
	10,143	7,549	9,714	429	2,594
Wind Energy
United States	675	311	726	(51)	364
Canada	601	614	616	(15)	(13)
	1,276	925	1,342	(66)	351
Other	381	444	440	(59)	(63)
Total generation (2)	11,800	8,918	11,496	304	2,882
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

Quarterly Highlights

Achievements in the second quarter include:

•	Completed the acquisition and integration of Western Wind Energy Corp., expanding Brookfield Renewable’s operating wind portfolio in the attractive California market to 430 MW.

•	Successfully integrated the 360 MW White Pine hydroelectric portfolio in Maine, providing meaningful upside potential from rising energy prices.

•
Enhanced liquidity by $300 million to approximately $1 billion as at the date of this release, reflecting an increase to the corporate credit facility to approximately $1.3 billion, strong operating cash flows and the proceeds of the preferred share issuance in May 2013.

•	Advanced construction of the 45 MW Kokish River hydro project in western Canada which is progressing as planned and is on track for completion in mid-2014.

•	Achieved a listing of shares on the New York Stock Exchange on June 11, 2013, under the symbol BEP, which is expected to enhance Brookfield Renewable’s long-term access to capital globally.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of US$0.3625 per unit, payable on October 31, 2013 to unitholders of record as at the close of business on September 30, 2013. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60-70% of FFO and which increases on average by 3% to 5% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended June 30, 2013 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, the future growth prospects, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to August 8, 2013, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, funds from operations and net asset value which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and net asset value used by other entities. We believe that Adjusted EBITDA, funds from operations and net asset value are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations nor net asset value should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA and funds from operations to net income is presented in our Management’s Discussion and Analysis and in our interim consolidated financial statements for the second quarter of 2013 at www.brookfieldrenewable.com.
_________________________________________________
References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS
	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	6,265	4,101	11,800	8,918
Revenues	$484	$337	$921	$763
Other income	2	5	4	10
Share of cash earnings from equity-accounted investments	6	4	12	8
Direct operating costs	(135)	(125)	(261)	(242)
Adjusted EBITDA (1)	357	221	676	539
Interest expense – borrowings	(106)	(104)	(208)	(214)
Management service costs	(11)	(8)	(23)	(15)
Current income taxes	(8)	(7)	(11)	(13)
Cash portion of non-controlling interests
Preferred equity	(10)	(4)	(17)	(7)
Participating non-controlling interests - in operating subsidiaries	(35)	(11)	(68)	(28)
Funds from operations (1)	$187	$87	$349	$262
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

NET ASSET VALUE
	Total		Per Share
	Jun 30	Dec 31	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Property, plant and equipment, at fair value
Hydroelectric(1)	$13,532	$13,005	$51.02	$49.04
Wind energy	2,588	2,244	9.76	8.46
Other	67	71	0.25	0.27
	16,187	15,320	61.03	57.77
Development assets	398	382	1.50	1.44
Equity-accounted investments	318	344	1.20	1.30
Working capital and other, net	322	149	1.21	0.56
Long-term debt and credit facilities	(6,923)	(6,119)	(26.10)	(23.07)
Participating non-controlling interests - in operating subsidiaries	(1,019)	(1,028)	(3.84)	(3.88)
Preferred equity	(804)	(500)	(3.03)	(1.89)
Net asset value(2)	$8,479	$8,548	$31.97	$32.23
(1)	Includes $37 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

FINANCIAL RESULTS ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table reflects generation for the three months ended June 30, 2013 on a proportionate and consolidated basis.

	Proportionate				Third party interests	Consolidated
Generation (GWh)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	1,997	383	50	2,430	512	2,942
Canada	1,443	-	38	1,481	38	1,519
Brazil(1)	788	17	23	828	75	903
	4,228	400	111	4,739	625	5,364
Wind energy
United States	156	66	-	222	237	459
Canada	278	-	-	278	-	278
	434	66	-	500	237	737
Other	164	-	-	164	-	164
Total generation - 2013	4,826	466	111	5,403	862	6,265
Total generation - 2012	3,252	233	153	3,638	463	4,101
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the three months ended June 30, 2013, including revenues, adjusted EBITDA, and funds from operations, on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$359	$64	$-	$423	$61		$484
Other income	2	-	-	2	-		2
Share of cash earnings from equity-accounted investments	-	-	6	6	-		6
Direct operating costs	(112)	(9)	-	(121)	(14)		(135)
Adjusted EBITDA(1)	249	55	6	310	47		357
Interest expense - borrowings	(80)	(14)	-	(94)	(12)		(106)
Management service costs	(11)	-	-	(11)	-		(11)
Current income taxes	(8)	-	-	(8)	-		(8)
Participating non-controlling interests - in operating subsidiaries	-	-	-	-	(35	)(2)	(35)
Preferred equity	(10)	-	-	(10)	-		(10)
Funds from operations - 2013(1)	$140	$41	$6	$187	$-		$187
Funds from operations - 2012(1)	$70	$13	$4	$87	$-		$87
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.

The following table reflects generation for the six months ended June 30, 2013 on a proportionate and consolidated basis.

	Proportionate				Third party interests	Consolidated
Generation (GWh)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric generation
United States	3,536	746	98	4,380	1,123	5,503
Canada	2,579	-	111	2,690	111	2,801
Brazil(1)	1,612	35	43	1,690	149	1,839
	7,727	781	252	8,760	1,383	10,143
Wind energy
United States	191	104	-	295	380	675
Canada	601	-	-	601	-	601
	792	104	-	896	380	1,276
Other	381	-	-	381	-	381
Total generation - 2013	8,900	885	252	10,037	1,763	11,800
Total generation - 2012	7,280	536	275	8,091	827	8,918
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the six months ended June 30, 2013, including revenues, adjusted EBITDA, and funds from operations, on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$685	$119	$-	$804	$117		$921
Other income	4	-	-	4	-		4
Share of cash earnings from equity-accounted investments	-	-	12	12	-		12
Direct operating costs	(217)	(18)	-	(235)	(26)		(261)
Adjusted EBITDA(1)	472	101	12	585	91		676
Interest expense - borrowings	(157)	(28)	-	(185)	(23)		(208)
Management service costs	(23)	-	-	(23)	-		(23)
Current income taxes	(11)	-	-	(11)	-		(11)
Participating non-controlling interests - in operating subsidiaries	-	-	-	-	(68	)(2)	(68)
Preferred equity	(17)	-	-	(17)	-		(17)
Funds from operations - 2013(1)	$264	$73	$12	$349	$-		$349
Funds from operations - 2012(1)	$207	$45	$10	$262	$-		$262
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.